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                       U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     FORM 12b-25
                             NOTIFICATION OF LATE FILING


                                                    SEC FILE NUMBER:    0-9899
                                                                CUSIP NUMBER:


[X] Form 10-K and Form 10KSB            [  ] Form 20-F         [  ] Form 11-K
         [  ] Form 10-Q and Form 10-QSB                [  ] Form N-SAR
________________________________
For Period Ended: December 31, 1996


[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:   Not Applicable.


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PART I--REGISTRANT INFORMATION

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Full Name of Registrant: Medical Graphics Corporation ("Registrant")

Former Name if Applicable:  Not applicable

Address of Principal Executive Office (Street and Number): 350 Oak Grove Parkway

City, State and Zip Code: St. Paul, MN 55127

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PART II--RULES 12b-25(b) AND (c)

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If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X] (b) The subject Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date; and

    [  ] (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.


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PART III--NARRATIVE

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State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period.

    During the three months ended March 31, 1997, the Registrant had a number of significant developments including (i) the appointment of a new Chief Financial Officer, Dale H. Johnson, on March 20, 1997, (ii) the hiring of a new Chief Executive Officer, Glenn D. Taylor, effective March 21, 1997, (iii) the election of a new Chairman, Mark W. Sheffert on March 20, 1997, (iv) the dismissal by the Registrant of its principal auditors, Ernst & Young on January 23, 1997 (which was reported in a Form 8-K filed with the Commission) and (v) the Registrant's engagement of Deloitte & Touche LLP as its new independent auditors on March 4, 1997 (which was reported in a Form 8-K filed with the Commission.) Because of the significant changes in management and the significant changes in the Registrant operations, the Registrant was unable to complete the Form 10-KSB prior to March 31, 1997 without unreasonable effort or expense.

    On March 26, 1997, the Registrant announced that for the year ended
December 31, 1996, it incurred a loss of $9,071,000 or $3.56 per share compared to a loss of $1,731,000 or $.71 per share for the year ended December 31, 1995.

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PART IV--OTHER INFORMATION


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    (1)  Name and telephone number of person to contact in regard to this notification:

         Dale H. Johnson             (612)               484-4874
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         (Name)                    (Area Code)         (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) been filed? If the answer is no, identify report(s).

             [X] Yes                         [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             [X] Yes                         [  ] No

         See Part III for a summary of the Registrant's results for the year ended December 31, 1996.


                             MEDICAL GRAPHICS CORPORATION
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                     (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 1997

                        /s/ Dale H. Johnson
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                        Dale H. Johnson, Chief Financial Officer

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